UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

[Translation]

June 25, 2009

To Shareholders

Takashi Tsukamoto President & CEO Mizuho Financial Group, Inc. 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

NOTICE OF RESOLUTIONS OF

THE 7TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the reports were given and the resolutions were adopted at the 7th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) held on the date hereof as set forth below.

Description

Report Item:	Report on the Business Report for the 7th fiscal year (from April 1, 2008 to March 31, 2009), on the consolidated financial statements, the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

The details of the above were reported.

Matters to be Resolved:

Proposal 1:	Disposal of surplus

This proposal was resolved and approved as originally proposed.
The amount of dividends on common stock at the end of this fiscal year was determined to be JPY ten (10) per share.
The amount of dividends on each class of preferred stock at the end of this fiscal year was also determined to be the respective prescribed dividend amounts.

Proposal 2:	Partial amendment to the Articles of Incorporation

This proposal was resolved and approved as originally proposed.
The details of the amendment to the Articles of Incorporation are set forth below.

Proposal 3:	Appointment of eight (8) Directors

Messrs. Terunobu Maeda, Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, four (4) Directors in total, have been reappointed to reassume their respective offices and Messrs. Tetsuji Kosaki, Hajime Saito, Satoru Nishibori and Yasuhiro Sato, four (4) Directors in total, have each been newly appointed to assume the office of Director.
Three (3) Directors among the above, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

Proposal 4:	Appointment of one (1) Corporate Auditor

Mr. Tsuneo Morita has been newly appointed to assume the office of Corporate Auditor.

-End-

The Details of the Amendment to the Articles of Incorporation

(Changes are indicated by underlines.)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 28,790,759,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 28,485,271,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:	24,392,259,000 shares	Common stock:	24,115,759,000 shares
Class XI preferred stock:	1,398,500,000 shares	Class XI preferred stock:	1,369,512,000 shares
Class XII preferred stock:	1,500,000,000 shares	Class XII preferred stock:	1,500,000,000 shares
Class XIII preferred stock:	1,500,000,000 shares	Class XIII preferred stock:	1,500,000,000 shares

Article 7. (Issuance of Share Certificates)	(Deleted.)
The Company shall issue share certificates representing its issued stock.
Article 8. to Article 12. (Omitted.)	Article 7. to Article 11. (No change.)
Article 13. (Shareholder Register Manager)	Article 12. (Shareholder Register Manager)
1. The Company shall appoint a shareholder register manager.	1. (No Change.)
2. The shareholder register manager and its handling office shall be determined by a resolution of the Board of Directors, and a public notice shall be given with respect thereto.	2. (No Change.)

3. The preparation and keeping of, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.

3. The preparation and keeping of, and other operations relating to the register of shareholders and the register of stock acquisition rights of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.
Article 14. (Share Handling Regulations)	Article 13. (Share Handling Regulations)
(Omitted.)	(No change.)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment

Article 15. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 54, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 16 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 53, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class XI preferred stock:	Class XI preferred stock:
Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year	Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year
Class XII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year	Class XII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year
Class XIII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year	Class XIII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year
2. (Omitted.) 3. (Omitted.)	2. (No change.) 3. (No change.)

Article 16. (Preferred Stock Interim Dividends)	Article 15. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 55, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.	In respect of interim dividends provided for in Article 54, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment

Article 17. to Article 30. (Omitted.)	Article 16. to Article 29. (No change.)

Article 31. (General Meetings of Holders of Classes of Stock)

1.                                         (Omitted.)

2.                                         (Omitted.)

3. The provisions of Articles 25 through 27 and 29 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 32. to Article 56. (Omitted.)

                                            (Newly established.)

Article 30. (General Meetings of Holders of Classes of Stock)

1.                                         (No change.)

2.                                         (No change.)

3. The provisions of Articles 24 through 26 and 28 and the preceding article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 31. to Article 55. (No change.)

SUPPLEMENTARY PROVISIONS

Article 1. (Register of Lost Share Certificates)

1. The preparation and keeping of, and other operations relating to the register of lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.

2. An entry, whether written or electronic, in the register of lost share certificates of the Company shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

Article 2. (Miscellaneous)

These Supplementary Provisions shall be deleted as of January 6, 2010.

-End-

Re: Payment of Dividends

Dividends shall be paid by either of the following methods:

- To receive dividends with a dividend voucher:

Please find the payment method described on the “Dividend Voucher” enclosed herewith and receive dividends at a counter of the Japan Post Bank Co., Ltd. or a post office, etc., nearest you.

* If you would like dividends to be sent to your account from next time, please make the necessary arrangements by contacting the securities company with which you have an account.

- If you have designated a transfer account:

Please see the dividend-related documents enclosed herewith.

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